UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2007

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                         .

On November 7, 2007, the Company issued a press release announcing financial results for the first quarter of fiscal year 2008, ended July 31, 2007. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: December 20, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

2

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated November 7, 2007, announcing financial results for the first quarter of fiscal year 2008, ended July 31, 2007.

3

ASAT Holdings Limited Reports First Quarter

Fiscal Year 2008 Financial Results

HONG KONG and MILPITAS, Calif., – November 7, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced financial results for the first quarter fiscal 2008, ended July 31, 2007.

Net revenue in the first quarter increased approximately 5 percent to $37.7 million, compared with net revenue of $36.0 million in the previous quarter. First quarter net loss was $5.7 million, or a net loss of $0.14 per American Depositary Share (ADS). First quarter net loss includes a charge of approximately $132,000 in reorganization costs for follow-on expenses related to completing the move of the Company’s manufacturing operations to China. Net loss in the fourth quarter was $11.0 million, or a net loss of $0.25 per ADS.

Additional First Quarter Results

•	Net sales for assembly were $36.3 million

•	Net sales for test were $1.4 million

•	Capital expenditures were $1.1 million

•	Cash and cash equivalents at the end of the quarter were $9.8 million

“Earlier this year we implemented a clearly defined plan to improve our financial structure. Included in this plan was securing consent from our bondholders, obtaining financing to strengthen our balance sheet, and improving our overall financial performance. We have delivered on all three areas and have created a solid foundation that we will build on,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “During this challenging period we received strong support from our customers, vendors and employees. I want to personally thank everyone for their loyalty and dedication during this important stage of our transition.”

“Following the 98 percent approval for our consent solicitation we were able to secure a $20 million line of credit, which exceeded our original expectations,” said Kei Hong Chua, chief financial officer of ASAT Holdings Limited. “The terms of the line of credit – Libor plus 0.80 percent – are very favorable and reflect the confidence the lenders have in our business.”

Second Quarter Fiscal 2008 Outlook

“We are seeing positive momentum with our expanded sales efforts and expect revenue should continue to improve,” said Mr. Li. “Based on current expectations and our customer’s forecasts, revenue in the second quarter, which ended on October 31, should be approximately $40.2 million. In addition, we believe revenue in the January quarter, ending January 31, 2008, will increase in the range of 3 percent to 8 percent above the October quarter.”

ASAT Holdings Limited Reports First Quarter Fiscal Year 2008 Financial Results

Conference Call and Webcast on Wednesday, November 7, 2007 at 8:30 a.m. ET

ASAT Holdings Limited is scheduled to hold a conference call to discuss the financial results and other financial matters today at 8:30 am ET/5:30 am PT. To access the call, dial (973) 935-8766. A replay of the call will be available until November 14, 2007. To access the replay, dial (973) 341-3080. The passcode is 9338123. A live webcast of the call will also be available via the investor relations section of the Company’s website at www.asat.com.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding expected revenues, liquidity and financial position in our fiscal quarter, our manufacturing capacity and cost structure, our operational efficiencies, our relocation and reorganization costs, our customer retention, growth and expectations, our obtaining additional financing, our continuation as a going concern and our capital needs, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, our progress in ramping the new China facility, acceptance and demand for the Company’s products and services, continued operational efficiencies, customer retention, growth and expectations, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures and the preparation of the Company’s quarterly report on Form 6-K and annual report on Form 20-F. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 15, 2007 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com

2

ASAT Holdings Limited Reports First Quarter Fiscal Year 2008 Financial Results

Revenue Breakdown by Market Segment

	Three Months Ended
	July 31, 2007	April 30, 2007
Market Segment	% of Net Revenues	% of Net Revenues
	(Unaudited)
Communications	48	49
Automotive/Industrial & Other	15	16
Consumer	20	19
PC/Computing	17	16
Revenue Breakdown by Region

	Three Months Ended
	July 31, 2007	April 30, 2007
Region	% of Net Revenues	% of Net Revenues
	(Unaudited)
United States	82	82
Europe	5	4
Asia	13	14

Revenue Breakdown by Customer Type

	Three Months Ended
	July 31, 2007	April 30, 2007
Customer Type	% of Net Revenues	% of Net Revenues
	(Unaudited)
Fabless	83	80
IDM	17	20

Summary financial data follows

3

ASAT Holdings Limited

Consolidated Statements of Operations

(USD in thousands, except share data)

For the three months ended July 31, 2007, April 30, 2007 and July 31, 2006

	Three Months Ended
	Jul 31, 2007 (Unaudited)	April 30, 2007 (Unaudited)	July 31, 2006 (Unaudited)
Net Sales	37,735	35,985	46,333
Cost of sales (Note A)	32,702	33,399	41,751

Gross profit	5,033	2,586	4,582

Operating expenses:
Selling, general and administrative	5,227	5,794	5,376
Research and development	512	475	604
Reorganization expenses (Note B)	132	682	421
Facilities and relocation charges	—	89	1,554

Total operating expenses	5,871	7,040	7,955

Loss from operations	(838)	(4,454)	(3,373)
Other income/(expense), net	222	(397)	231
Interest expense:
- amortization of deferred charges	(892)	(858)	(1,024)
- third parties	(4,100)	(4,013)	(3,914)

Loss before income taxes	(5,608)	(9,722)	(8,080)
Income tax expense (Note C)	(105)	(1,264)	—

Net loss	(5,713)	(10,986)	(8,080)
Other comprehensive loss:
Foreign currency translation	—	22	5

Comprehensive loss	(5,713)	(10,964)	(8,075)
Net loss applicable to common shareholders:
Net loss	(5,713)	(10,986)	(8,080)
Preferred shares:
Cumulative preferred share dividends	(507)	(497)	(489)
Accretion of preferred shares	(362)	(339)	(276)

Net loss applicable to common shareholders:	(6,582)	(11,822)	(8,845)

Basis and diluted loss per ADS (Note D):
Basic and diluted:
Net loss	(0.14)	(0.25)	(0.19)

Basic and diluted weighted average number of ADS outstanding (Note D)	46,956,590	46,695,972	45,520,597

Basis and diluted loss per ordinary share:
Basic and diluted:
Net loss	(0.01)	(0.02)	(0.01)

Basic and diluted weighted average number of ordinary shares outstanding	704,348,844	700,439,575	682,808,960

Note A:	Includes $228, $1,356 and $nil inventory write-down for the three months ended July 31, 2007, April 30, 2007 and July 31, 2006, respectively.
Note B:	Includes charges of $132, $682 and $421 associated with headcount reductions, primarily in the Company's Hong Kong operations, for the three months ended July 31, 2007, April 30, 2007 and July 31, 2006, respectively.
Note C:	The amount mainly represents provision for the Hong Kong profits tax concerning a tax dispute for the fiscal year 2000.
Note D:	On December 8, 2006, the Company announced an intention to change the ADS ratio from 5 ordinary shares per 1 ADS to 15 ordinary shares per 1 ADS, representing the equivalent of a 1-for-3 reverse split. The new ADS ratio had taken effect at the close of business on December 22, 2006 and the new ADS ratio had in place at beginning of the next business day on December 26, 2006. The basic and diluted loss per ADS has been prepared on the number of ADS after the reverse share split.

ASAT Holdings Limited

Consolidated Balance Sheet

(USD in thousands)

As of July 31, 2007, April 30, 2007 and July 31, 2006

	July 31, 2007 (Unaudited)	April 30, 2007 (Audited)*	July 31, 2006 (Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	9,765	7,325	13,390
Current portion of restricted cash	900	900	—
Accounts receivable, net	17,590	17,704	22,747
Inventories	13,504	13,270	22,013
Prepaid expenses and other current assets	5,411	5,171	7,473

Total current assets	47,170	44,370	65,623

Restricted cash	900	900	3,320
Property, plant & equipment, net	75,857	79,582	89,804
Deferred charges, net	4,931	5,277	6,514
Other non-current assets	5,067	5,008	4,465

Total assets	133,925	135,137	169,726

LIABILITIES AND SHAREHOLDERS' DEFICIT

Current liabilities:
Short-term bank facilities	1,331	3,837	—
Accounts payable	29,228	25,926	36,138
Accrued liabilities and other payable	22,781	22,445	25,278
Amount due to QPL	2,418	2,532	3,723
Current portion of capital lease obligations	1,724	1,822	2,072

Total current liabilities	57,482	56,562	67,211

Other payable, net of current portion	2,602	2,086	—
Long-term bank facilities	2,588	—	—
Purchase money loan	8,796	8,249	6,805
9.25% senior notes due 2011	150,000	150,000	150,000
Capital lease obligations, net of current portion	406	758	2,091

Total liabilities	221,874	217,655	226,107

Series A Redeemable Convertible Preferred Shares	6,105	5,743	4,785

Shareholders' deficit:
Common stock	7,114	7,114	6,899
Less: Repurchase of shares at par	(71)	(71)	(71)
Additional paid-in capital	245,992	246,072	246,456
Accumulated deficits	(346,905)	(341,192)	(314,232)
Accumulated other comprehensive loss	(184)	(184)	(218)

Total shareholders' deficit	(94,054)	(88,261)	(61,166)

Total liabilities and shareholders' deficit	133,925	135,137	169,726

*	Extracted from the audited financial statements

ASAT Holdings Limited

Consolidated Statements of Cash Flows

(USD in thousands)

For the three months ended July 31, 2007, April 30, 2007 and July 31, 2006

	Three Months Ended
	July 31, 2007 (Unaudited)	April 30, 2007 (Unaudited)	July 31, 2006 (Unaudited)
Operating activities:
Net loss	(5,713)	(10,986)	(8,080)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization:
Property, plant and equipment	5,674	5,708	5,915
Deferred charges and debt discount	892	858	1,024
Loss on disposal of property, plant and equipment	2	173	3
Unrealised foreign exchange loss	82	—	—
Amortization of stock-based compensation	282	169	318

Changes in operating assets and liabilities:
Accounts receivable, net	114	2,162	6,860
Restricted cash	—	1,520	—
Inventories	(120)	1,974	1,257
Prepaid expenses and other current assets	(240)	(347)	611
Other non-current assets	(59)	49	(195)
Accounts payable	2,327	305	893
Accrued liabilities and other payable	336	(4,692)	1,580
Amount due to QPL	(114)	(222)	(2,103)
Other payable, net of current portion	516	2,086	—

Net cash provided by (used in) operating activities	3,979	(1,243)	8,083

Investing activities:
Proceeds from disposal of property, plant and equipment	—	146	—
Acquisition of property, plant and equipment	(1,089)	(3,533)	(6,676)

Net cash used in investing activities	(1,089)	(3,387)	(6,676)

Financing activities:
Proceeds from draw down of new loan	—	1,304	—
Repayment of capital lease obligations	(450)	(443)	(427)
Proceeds from right offering	—	—	490

Net cash (used in) provided by financing activities	(450)	861	63

Net increase (decrease) in cash and cash equivalents	2,440	(3,769)	1,470
Cash and cash equivalents at beginning of period	7,325	11,072	11,915
Effects of foreign exchange rates change	—	22	5

Cash and cash equivalents at end of period	9,765	7,325	13,390

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest expense	86	7,014	120
Income taxes	172	102	—